# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Smart Share Global Limited, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 08/01/2025
Amends the filing with accession number 0001104659-25-002528
Filed by CIK 0001905691
Persons authorized to receive notices and communications: Mars Guangyuan Cai, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Peifeng Xu, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Victor Yaoyu Zhang, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535; Maria Yi Xin, 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335, 86-21-6050-3535

## Reporting persons
- Mars Guangyuan Cai (CIK 0001905691): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 44,400,073; shared voting power 0; sole dispositive power 44,400,073; shared dispositive power 0; aggregate amount beneficially owned 44,400,073 (8.7% of the class)
  Comment: Rows 7, 9, and 11 consist of: (i) 39,270,000 Class B ordinary shares and 4,280,073 Class A ordinary shares held by Smart Share Holdings Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 850,000 Class A ordinary shares in the form of ADSs (as defined below) issuable to Smart Share Holdings Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 508,047,161 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,197,161 ordinary shares of the Issuer (as defined below) outstanding as of July 31, 2025, as set forth in the Merger Agreement (as defined below) and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to Smart Share Holdings Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 33.9% of the aggregate voting power of the Issuer. See Item 5.
- Smart Share Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 44,400,073; shared voting power 0; sole dispositive power 44,400,073; shared dispositive power 0; aggregate amount beneficially owned 44,400,073 (8.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 39,270,000 Class B ordinary shares and 4,280,073 Class A ordinary shares; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 508,047,161 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,197,161 ordinary shares of the Issuer outstanding as of July 31, 2025, as set forth in the Merger Agreement; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 33.9% of the aggregate voting power of the Issuer. See Item 5.
- Peifeng Xu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 31,247,000; shared voting power 0; sole dispositive power 31,247,000; shared dispositive power 0; aggregate amount beneficially owned 31,247,000 (6.2% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 27,397,000 Class B ordinary shares and 3,000,000 Class A ordinary shares held by Super June Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to Super June Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 508,047,161 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,197,161 ordinary shares of the Issuer outstanding as of July 31, 2025, as set forth in the Merger Agreement; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to Super June Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 23.7% of the aggregate voting power of the Issuer. See Item 5.
- Super June Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 31,247,000; shared voting power 0; sole dispositive power 31,247,000; shared dispositive power 0; aggregate amount beneficially owned 31,247,000 (6.2% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 27,397,000 Class B ordinary shares and 3,000,000 Class A ordinary shares; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 508,047,161 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,197,161 ordinary shares of the Issuer outstanding as of July 31, 2025, as set forth in the Merger Agreement; and (ii) 850,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 23.7% of the aggregate voting power of the Issuer. See Item 5.
- Victor Yaoyu Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 8,486,970; shared voting power 0; sole dispositive power 8,486,970; shared dispositive power 0; aggregate amount beneficially owned 8,486,970 (1.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 7,306,970 Class B ordinary shares and 800,000 Class A ordinary shares held by Victor Family Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 380,000 Class A ordinary shares in the form of ADSs issuable to Victor Family Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,577,161 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,197,161 ordinary shares of the Issuer outstanding as of July 31, 2025, as set forth in the Merger Agreement; and (ii) 380,000 Class A ordinary shares in the form of ADSs issuable to Victor Family Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 6.3% of the aggregate voting power of the Issuer. See Item 5.
- Victor Family Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 8,486,970; shared voting power 0; sole dispositive power 8,486,970; shared dispositive power 0; aggregate amount beneficially owned 8,486,970 (1.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 7,306,970 Class B ordinary shares and 800,000 Class A ordinary shares; and (ii) 380,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,577,161 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,197,161 ordinary shares of the Issuer outstanding as of July 31, 2025, as set forth in the Merger Agreement; and (ii) 380,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 6.3% of the aggregate voting power of the Issuer. See Item 5.
- Maria Yi Xin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 3,686,387; shared voting power 0; sole dispositive power 3,686,387; shared dispositive power 0; aggregate amount beneficially owned 3,686,387 (0.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 3,386,387 Class A ordinary shares held by Jade Dew Capital Limited, a British Virgin Islands company wholly owned by the reporting person; and (ii) 300,000 Class A ordinary shares in the form of ADSs issuable to Jade Dew Capital Limited upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,497,161 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,197,161 ordinary shares of the Issuer outstanding as of July 31, 2025, as set forth in the Merger Agreement; and (ii) 300,000 Class A ordinary shares in the form of ADSs issuable to Jade Dew Capital Limited upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 0.3% of the aggregate voting power of the Issuer. See Item 5.
- Jade Dew Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 3,686,387; shared voting power 0; sole dispositive power 3,686,387; shared dispositive power 0; aggregate amount beneficially owned 3,686,387 (0.7% of the class)
  Comment: Rows 7, 9 and 11 consist of: (i) 3,386,387 Class A ordinary shares; and (ii) 300,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
  
  Row 13 is calculated based on 507,497,161 ordinary shares deemed to be outstanding with respect to the reporting person, which consists of: (i) 507,197,161 ordinary shares of the Issuer outstanding as of July 31, 2025, as set forth in the Merger Agreement; and (ii) 300,000 Class A ordinary shares in the form of ADSs issuable to the reporting person upon the exercise of vested options within 60 days after the date hereof, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 0.3% of the aggregate voting power of the Issuer. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Name of issuer: Smart Share Global Limited
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D filed jointly by Mars Guangyuan Cai ("Mr. Cai"), Smart Share Holdings Limited (together with Mr. Cai, the "CEO Reporting Persons"), Peifeng Xu ("Mr. Xu"), Super June Limited (together with Mr. Xu, the "President Reporting Persons"), Victor Yaoyu Zhang ("Mr. Zhang"), Victor Family Limited (together with Mr. Zhang, the "CMO Reporting Persons"), Maria Yi Xin ("Ms. Xin") and Jade Dew Capital Limited (together with Ms. Xin, the "CFO Reporting Persons") (each of the CEO Reporting Persons, the President Reporting Persons, the CMO Reporting Persons and the CFO Reporting Persons, a "Reporting Person" and collectively, the "Reporting Persons" and Mr. Cai, Mr. Xu, Mr. Zhang and Ms. Xin, collectively, the "Management Members") with the Securities and Exchange Commission (the "SEC") on January 10, 2025 (the "Schedule 13D") with respect to the Class A ordinary shares, par value US$0.0001 per share (the "Class A Ordinary Shares"), including Class A Ordinary Shares in the form of American depositary shares ("ADSs"), evidenced by American depositary receipts, each representing two Class A Ordinary Shares, of Smart Share Global Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive offices are located at 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China.

The Issuer's ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value US$0.0001 per share (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares"). The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share and each Class A Ordinary Share is entitled to one vote per share.

The Issuer's ADSs are quoted on the Nasdaq Capital Market under the symbol "EM."

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The descriptions of the Merger Agreement (as defined below), the Management Equity Commitment Letters (as defined below), the Debt Commitment Letter (as defined below), the Support Agreement (as defined below), the Interim Investors Agreement (as defined below) and the Management Limited Guarantees (as defined below) are incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On August 1, 2025, the Issuer entered into a definitive agreement and plan of merger (the "Merger Agreement") with Mobile Charging Group Holdings Limited ("Parent"), Mobile Charging Investment Limited ("MidCo"), a wholly-owned subsidiary of Parent, and Mobile Charging Merger Limited ("Merger Sub"), a wholly-owned subsidiary of MidCo. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving company and becoming a wholly-owned subsidiary of MidCo (the "Merger"). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares (as defined below), together with the Class A Ordinary Shares represented by such ADSs, will be cancelled and cease to exist in exchange for the right to receive US$1.25 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders), and each Ordinary share issued and outstanding immediately prior to the Effective Time, other than (a) all Ordinary Shares (including Ordinary Shares represented by ADSs) held as of the date of the Merger Agreement by Smart Share Holdings Limited, Super June Limited, Victor Family Limited and Jade Dew Capital Limited (collectively, the "Rollover Shareholders") or acquired by such Rollover Shareholders or any of their affiliates following the date of the Merger Agreement and prior to the Effective Time (such Ordinary Shares, collectively, the "Rollover Shares"), (b) any Ordinary Shares (including ADSs corresponding to such Shares) held by the depositary for the ADSs and reserved for issuance and allocation pursuant to the Issuer's share incentive plans, and (c) any Ordinary Shares held by Parent, MidCo, Merger Sub, the Issuer or any of their respective subsidiaries (Ordinary Shares referred to in the foregoing (a), (b) and (c), collectively, "Excluded Shares"), and (d) all Ordinary Shares issued and outstanding immediately prior to the Effective Time that are held by holders of Ordinary Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Act of the Cayman Islands, which will be cancelled and cease to exist at the Effective Time and will entitle the former holders thereof to receive only the payment of the fair value of such Ordinary Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act of the Cayman Islands, will be cancelled and cease to exist in exchange for the right to receive US$0.625 in cash per Ordinary Share without interest.

If the Merger is consummated, the Issuer will become a private company held by the Management Members and Trustar Mobile Charging Holdings Limited (collectively, the "Consortium") and their respective affiliates, and the ADSs will no longer be listed on the Nasdaq Capital Market, and the Issuer's obligations to file periodic reports under the Act will terminate.

It is anticipated that approximately US$267 million will be expended to complete the Merger. This amount includes (a) the estimated funds required to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) not owned by the Rollover Shareholders at a purchase price of US$1.25 per ADS or US$0.625 per Ordinary Share, and (ii) settle outstanding vested options not owned by the Rollover Shareholders in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement and the other Transaction Documents (as defined in the Merger Agreement), including the Merger (the "Transactions").

The Transactions will be funded through a combination of (a) cash contributions contemplated by the equity commitment letters (each, an "Equity Commitment Letter"), each dated as of August 1, 2025, by and between Parent and each of Trustar Capital Partners V, L.P. and the Rollover Shareholders, (b) proceeds from a committed term loan facility contemplated by the debt commitment letter, dated as of August 1, 2025 (the "Debt Commitment Letter"), by and between MidCo and Bank of China Limited, Shanghai Branch (the "Lender"), and (c) rollover equity contributions by the Rollover Shareholders, which will be cancelled and cease to exist without payment of any consideration or distribution therefor.

Under the terms and subject to the conditions of the Equity Commitment Letter executed and delivered by Smart Share Holdings Limited (the "CEO Equity Commitment Letter"), Smart Share Holdings Limited will provide, or cause to be provided, equity financing to Parent in an amount of US$980,000 in connection with the Transactions.

Under the terms and subject to the conditions of the Equity Commitment Letter executed and delivered by Super June Limited (the "President Equity Commitment Letter"), Super June Limited will provide, or cause to be provided, equity financing to Parent in an amount of US$720,000 in connection with the Transactions.

Under the terms and subject to the conditions of the Equity Commitment Letter executed and delivered by Victor Family Limited (the "CMO Equity Commitment Letter"), Victor Family Limited will provide, or cause to be provided, equity financing to Parent in an amount of US$190,000 in connection with the Transactions.

Under the terms and subject to the conditions of the Equity Commitment Letter executed and delivered by Jade Dew Capital Limited (the "CFO Equity Commitment Letter" and, together with the CEO Equity Commitment Letter, the President Equity Commitment Letter and the CMO Equity Commitment Letter, collectively, the "Management Equity Commitment Letters"), Jade Dew Capital Limited will provide, or cause to be provided, equity financing to Parent in an amount of US$110,000 in connection with the Transactions.

Under the terms and subject to the conditions of the Debt Commitment Letter, the Lender has committed to underwrite, provide and fund a term loan facility in RMB up to the equivalent of US$160,000,000 to fund the Transactions.

Concurrently with the execution and delivery of the Merger Agreement, the Management Members, the Rollover Shareholders and Parent entered into a support agreement (the "Support Agreement"), pursuant to which, among other things, each Rollover Shareholder and/or its respective affiliated Management Member, as the case may be, agreed, upon the terms and subject to the conditions set forth therein, (a) to vote the Rollover Shares held by such Rollover Shareholder in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) to subscribe for or otherwise receive shares of Parent at or immediately prior to the Effective Time in consideration of, and receive no cash consideration for, the cancellation of the Rollover Shares and the Company Options (as defined in the Merger Agreement) held by such Rollover Shareholder in accordance with the terms of the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, each member of the Consortium entered into an interim investors agreement (the "Interim Investors Agreement") with Parent, MidCo and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent, MidCo and Merger Sub and the relationship among the Consortium with respect to the Transactions.

Concurrently with the execution and delivery of the Merger Agreement, Smart Share Holdings Limited executed and delivered a limited guarantee (the "CEO Limited Guarantee") in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the Parent Termination Fee (as defined in the Merger Agreement) that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Super June Limited executed and delivered a limited guarantee (the "President Limited Guarantee") in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the Parent Termination Fee (as defined in the Merger Agreement) that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Victor Family Limited executed and delivered a limited guarantee (the "CMO Limited Guarantee") in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the Parent Termination Fee (as defined in the Merger Agreement) that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

Concurrently with the execution and delivery of the Merger Agreement, Jade Dew Capital Limited executed and delivered a limited guarantee (the "CFO Limited Guarantee" and, together with the CEO Limited Guarantee, the President Limited Guarantee and the CMO Limited Guarantee, collectively, the "Management Limited Guarantees") in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the Parent Termination Fee (as defined in the Merger Agreement) that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Management Equity Commitment Letters, the Debt Commitment Letter, the Support Agreement, the Interim Investors Agreement and the Management Limited Guarantees, copies of which are attached hereto as Exhibits 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12, 99.13, 99.14 and 99.15, respectively, and which are incorporated herein by reference in their entirety.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of this Amendment (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2 and 4 is incorporated herein by reference.

As of the date hereof, in the aggregate, the Reporting Persons may be deemed to beneficially own 87,820,430 Ordinary Shares, which consists of (i) 73,973,970 Class B Ordinary Shares, (ii) 11,466,460 Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs), and (iii) 2,380,000 Class A Ordinary Shares in the form of ADSs issuable to the Reporting Persons upon the exercise of vested options within 60 days after the date hereof, which, in the aggregate, represents approximately 17.2% of the total number of Class A Ordinary Shares (assuming the conversion of the Class B Ordinary Shares beneficially owned by the Reporting Persons into Class A Ordinary Shares) and approximately 64.1% of the aggregate voting power of the Issuer. All percentages in this Item 5 are calculated based on 509,577,161 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons, which consists of (i) 507,197,161 Ordinary Shares outstanding as of July 31, 2025, as set forth in the Merger Agreement, and (ii) 2,380,000 Class A Ordinary Shares in the form of ADSs issuable to the Reporting Persons upon the exercise of vested options within 60 days after the date hereof.

The Reporting Persons may be deemed to be members of a "group" pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) and Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. Neither the filing of the Schedule 13D, this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) or any Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. The Reporting Persons are only responsible for the information contained in the Schedule 13D and this Amendment and assume no responsibility for information contained in any other Schedule 13D filed by any other reporting person.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment or previously reported in the Schedule 13D, to the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 99.4 Merger Agreement, dated August 1, 2025, incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K furnished by the Issuer to the SEC on August 1, 2025.

Exhibit 99.5 CEO Equity Commitment Letter, dated August 1, 2025.

Exhibit 99.6 President Equity Commitment Letter, dated August 1, 2025.

Exhibit 99.7 CMO Equity Commitment Letter, dated August 1, 2025.

Exhibit 99.8 CFO Equity Commitment Letter, dated August 1, 2025.

Exhibit 99.9 Debt Commitment Letter, dated August 1, 2025.

Exhibit 99.10 Support Agreement, dated August 1, 2025.

Exhibit 99.11 Interim Investors Agreement, dated August 1, 2025.

Exhibit 99.12 CEO Limited Guarantee, dated August 1, 2025.

Exhibit 99.13 President Limited Guarantee, dated August 1, 2025.

Exhibit 99.14 CMO Limited Guarantee, dated August 1, 2025.

Exhibit 99.15 CFO Limited Guarantee, dated August 1, 2025.

## Signatures
- Mars Guangyuan Cai: /s/ Mars Guangyuan Cai, Mars Guangyuan Cai (08/05/2025)
- Smart Share Holdings Limited: /s/ Mars Guangyuan Cai, Mars Guangyuan Cai/Director (08/05/2025)
- Peifeng Xu: /s/ Peifeng Xu, Peifeng Xu (08/05/2025)
- Super June Limited: /s/ Peifeng Xu, Peifeng Xu/Director (08/05/2025)
- Victor Yaoyu Zhang: /s/ Victor Yaoyu Zhang, Victor Yaoyu Zhang (08/05/2025)
- Victor Family Limited: /s/ Victor Yaoyu Zhang, Victor Yaoyu Zhang/Director (08/05/2025)
- Maria Yi Xin: /s/ Maria Yi Xin, Maria Yi Xin (08/05/2025)
- Jade Dew Capital Limited: /s/ Maria Yi Xin, Maria Yi Xin/Director (08/05/2025)